

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2014

Via E-mail
Mr. Bruce D. Hansen
Chief Executive Officer
General Moly, Inc.
1726 Cole Blvd., Suite 115
Lakewood, CO 80401

     Re: General Moly, Inc.
              Form 10-K for the Year Ended December 31, 2013
              Filed March 13, 2014
              File No. 001-32986

Dear Mr. Hansen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Tia L. Jenkins

           Senior Assistant Chief Accountant
           Office of Beverages, Apparel, and
           Mining